UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact February | 2026

Azul Enters Into Investment Agreements with Strategic Investors and Existing Creditors

São Paulo, February 18, 2026 – Azul S.A. (“Azul” or “Company”) (B3: AZUL53; OTC: AZULQ) hereby informs that, in the context of its Chapter 11 proceedings, it has entered into amendments to the equity investment agreements (“EIAs”) with American Airlines, Inc. (“American”) and United Airlines, Inc. (“United”), which had been previously disclosed to the market. Pursuant to the respective EIAs and the terms and conditions thereof, American and United have each individually committed to make equity investments that will support the Company’s capitalization upon emergence from Chapter 11 and that are incorporated into Azul’s reorganization plan approved by the United States Bankruptcy Court for the Southern District of New York (the “Plan”). Subject to the terms of the applicable EIA and the conditions precedent thereunder, each investor has separately committed to contribute US$100 million, totaling US$200 million in new capital, strengthening Azul’s capital structure and supporting the implementation of the Plan and operations of the Company post emergence.

Pursuant to the EIAs, as amended, the investment (i) by United will be made in the context of the public equity offering disclosed to the market on February 3, 2026 and which is expected to settle on February 20, 2026 (“ERO”); and (ii) by American is expected to be made through the subscription of warrants, pursuant to the terms and conditions contained in a warrant subscription agreement also entered into on this date (“Warrant Subscription Agreement”). The exercise of the warrants in full by American under the Warrant Subscription Agreement, including the receipt of all underlying shares and economic or political rights tied thereto, is subject to certain conditions precedent as set forth therein, including prior approval by the Brazilian antitrust authorities – CADE.

In addition, the Company informs that it has entered into an Additional Investment Agreement with certain of its existing creditors (the “Additional Investment Parties”), which provides for incremental equity investments in the Company by such Additional Investment Parties in the amount of US$100 million, such investment to be carried out in the context of the ERO.

In preparation for its emergence from the Chapter 11 proceedings, the Company has also entered into standalone warrant subscription agreements with United and with the Additional Investment Parties, providing for the issuance of warrants which, if exercised, would increase the aggregate investments of both United and the Additional Investment Parties by up to approximately US$15 million for United and US$10 million for the Additional Investment Parties (collectively, “Additional Warrant Agreements”). Such warrants shall not entail any additional governance or political rights to their holders other than those deriving from the Brazilian Corporation Law.

The consummation of the additional investments contemplated in the Additional Warrant Agreements is also subject to the satisfaction of certain conditions precedent typical for this type of investment, as applicable, including, but not limited to: (i) the opening and closing of the period for the exercise of preemptive rights by the Company’s existing shareholders in connection with the issuance of the respective warrants; (ii) the occurrence of the Plan effective date; (iii) the completion of the ERO; and (iv) the receipt of any regulatory approvals, as applicable.

The total potential dilution resulting from all of the foregoing arrangements shall not exceed the limits already disclosed to the market through the applicable ERO documentation and, as previously disclosed by the Company, may result in significant dilution to the Company´s existing shareholders that have elected not to exercise their respective priority or preemptive rights.

Azul will keep its shareholders, customers, crew members and the market informed of all material developments relating to the restructuring process, in full compliance with applicable laws and regulations. Stakeholders seeking specific information regarding Azul’s Chapter 11 process may visit the dedicated website www.azulmaisforte.com.br. For information on the case and for the submission of claims, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll free in the U.S.) or +1 (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL53, OTC: AZULQ) is the largest airline in Brazil in terms of number of cities served, operating approximately 800 daily flights to more than 137 destinations. With an operating passenger fleet of around 170 aircraft and more than 15,000 crewmembers, the Company operates more than 400 nonstop routes. Azul was named by Cirium (a leading aviation analytics company) as one of the two most punctual airlines in the world in 2023. In 2020, the Company was awarded the world’s best airline by the TripAdvisor Travelers’ Choice Awards, being the only Brazilian airline to receive this recognition. For more information, visit ri.voeazul.com.br.

Contact Information

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 18, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer